September 25, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Attorney Advisor, Office of Information Technologies and Services

Matthew Derby, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re: TechSoup Global

Offering Statement on Form 1-A

File No. 024-10898

Dear Mr. Crispino, et al:

TechSoup Global, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:00 PM Eastern Time on September 28, 2018 or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact John Katovich, Cutting Edge Counsel, at (510) 919-8510.

Thank you for your assistance and cooperation.

Very truly yours,

TECHSOUP GLOBAL

/s/ Rebecca Masisak

Rebecca Masisak

Chief Executive Officer

Cc: John Katovich, Esq.

Cutting Edge Capital

435 Brannan Street San Francisco California 94107 (415) 633-9300 voice (415) 633-9400 fax